UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Change in Chief Financial Officer Position

Spark Networks SE (the “Company”) issued a press release on July 29, 2019 announcing the appointment of Bert Althaus as the Company’s new Chief Financial Officer, reiterating the Company’s Adjusted EBITDA target in 2020 and setting the date for the Company’s financial results conference call for the first half of 2019. A copy of the press release is furnished hereto as Exhibit 99.1.

Mr. Althaus’ appointment as Chief Financial Officer will be effective as of September 16, 2019. Mr. Althaus currently serves as Senior Vice President Finance for Berlin-based home24 SE, which is listed on the Frankfurt Stock Exchange. Prior to joining home24, he spent over eight years at Ernst & Young. Mr. Althaus holds a bachelor's and master's degree in business administration from Friedrich Schiller University Jena, Thuringia, Germany.

Robert O’Hare, the current Chief Financial Officer and a Managing Director of the Company, is leaving the Company to pursue a senior financial executive role at another company based in San Francisco, California. Mr. O’Hare’s employment with the Company will terminate on Mr. Althaus’ effective start date of September 16, 2019, but Mr. O’Hare will assist with transitional matters thereafter. Mr. O’Hare’s departure from the Company is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date July 31, 2019	/s/ Jeronimo Folgueira
Name: Jeronimo Folgueira Title: Chief Executive Officer and Managing Director

/s/ Gitte Bendzulla
Name: Gitte Bendzulla Title: General Counsel and Managing Director

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 29, 2019